CN Dragon Corporation
8/F Paul Y Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

May 28, 2010

Jaime G. John
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           CN Dragon Corporation (the “Company”)
Form 8-K Filed on May 21, 2010
File No. 000-53771

Dear Mr. John:

Please allow this to respond to your comment letter dated May 24, 2010, in regard to the above referenced matter.

For your convenience, our responses are numbered to correspond to your numbered comments.

Form 8-K filed on May 21, 2010

Item 4.01 Changes in Registrant’s Certifying Accountant, Page 20

1.           We have amended our Form 8-K to address the uncertainty related to the company’s ability to continue as a going concern as disclosed in the Report of the Independent Registered Public Accounting Firm for the audits of our two most recently completed fiscal years.

2.           We have amended our Form 8-K to include an Exhibit 16 letter from the former accountant.

We hope that the foregoing has been responsive to your requests.  Should you have any additional comments or questions please do not hesitate to contact the undersigned.  Thank you.

ACKNOWLEDGEMENT

CN Dragon Corporation (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CN Dragon Corp.

Date: May 28, 2010	By:	/s/ Teck Fong Kong
(Teck Fong Kong, President, Director, CEO)